Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Ensco plc:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-174611, 333-58625, 33-40282, 333-97757, 333-125048, 333-156530, and 333-181593) and on Form S-3 (No. 333-179021) of Ensco plc of our reports dated February 21, 2013 with respect to the consolidated balance sheets of Ensco plc and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, which reports appear in the December 31, 2012 annual report on Form 10-K of Ensco plc.

/s/ KPMG LLP
Houston, Texas
February 21, 2013